
SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2007
WASH, D.C.
203
SECTION

SECURITIE 
07003142
ON

AG
3/12

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

| SEC FILE NUMBER |
| --- |
| 8-35097 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Fidelity Investments Institutional Services Company, Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

82 Devonshire Street
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane C. Greene 617-563-2036
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

125 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5 (e) (2).*

SEC 1410 (3-91)

## AFFIRMATION

I, Jane C. Greene, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Fidelity Investments Institutional Services Company, Inc. as of December 31, 2006 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Jane C Greene 2/13/2007
Signature Date

Financial and Operations Principal
Title

2/13/07 Notary Public


STEPHANIE MILLS
Notary Public
Commonwealth of Massachusetts
My Commission Expires
March 27, 2009

**This report contains (check all applicable boxes):**

(x) (a) Facing page.
(x) (b) Consolidated statement of financial condition.
(x) (c) Consolidated statement of income.
(x) (d) Consolidated statement of cash flows.
(x) (e) Consolidated statement of changes in stockholder's equity.
( ) (f) Consolidated statement of changes in liabilities subordinated to claims of general creditors.
(x) (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
( ) (h) Computation for determination of reserve requirements for brokers and dealers pursuant to Rule 15c3-3.
( ) (i) Information relating to the possession or control requirements for brokers and dealers pursuant to Rule 15c3-3.
( ) (j) A reconciliation, including appropriate explanations, of the computation of net capital pursuant to Rule 15c3-1 and the computation for determination of reserve requirements pursuant to Exhibit A of Rule 15c3-3.
( ) (k) A reconciliation between the audited and unaudited statement of financial condition with respect to methods of consolidation.
(x) (l) An oath or affirmation.
( ) (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (n) Independent Accountant's report on internal controls.


SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH, D.C. 203 SECTION

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.
(A Wholly-Owned Subsidiary of FMR Corp.)

---

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

as of December 31, 2006

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
125 High Street
Boston, MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Board of Directors and Stockholder of
Fidelity Investments Institutional Services Company, Inc.
(A Wholly-Owned Subsidiary of FMR Corp.):

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Fidelity Investments Institutional Services Company, Inc. (the "Company") and its subsidiary at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 16, 2007

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.
(A Wholly-Owned Subsidiary of FMR Corp.)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2006
(Dollars in thousands, except share amounts)

| | |
|---|---|
| **ASSETS** | |
| Investments, at market value (cost $56,486) | $ 56,486 |
| Receivables from customers | 3,589 |
| Property and equipment, net | 227,901 |
| Deferred dealers concessions, net | 4,667 |
| Prepaid expenses | 31,943 |
| Other assets | 3,323 |
| Total Assets | $ 327,909 |
| **LIABILITIES** | |
| Accrued liabilities | $ 5,390 |
| Total Liabilities | 5,390 |
| Commitments and contingencies | |
| **STOCKHOLDER'S EQUITY** | |
| Common stock, $1 par value; 250,000 shares authorized; 1,000 shares issued and outstanding | 1 |
| Additional paid-in capital | 163,620 |
| Retained earnings | 926,959 |
| | 1,090,580 |
| Less: Net receivable from FMR Corp. | (768,061) |
| Total Stockholder's Equity | 322,519 |
| Total Liabilities and Stockholder's Equity | $ 327,909 |

The accompanying notes are an integral part of the consolidated statement of financial condition.

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.
(A Wholly-Owned Subsidiary of FMR Corp.)
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
(Dollars in thousands)

A. Business:

Fidelity Investments Institutional Services Company, Inc. (the "Company") is a registered broker/dealer under the Securities Exchange Act of 1934. The Company's parent is FMR Corp. The Company earns commissions associated with selling mutual funds and contractual plans for which Fidelity Distributors Corporation, an affiliate, is the principal underwriter and distributor or sponsor. The Company receives marketing and distribution services fees, and administrative service fees from an affiliate. In addition, the Company provides computer processing services, computer support and systems development services to affiliated companies. In conducting its business, the Company engages affiliated companies to provide certain services (see Note C).

B. Summary of Significant Accounting Policies:

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of the Company and its majority-owned subsidiary. All material intercompany accounts and transactions are eliminated in consolidation.

Basis of Presentation and Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of December 31, 2006. Actual results could differ from the estimates included in the consolidated statement of financial condition.

Investments

Investments consist of shares held in a Fidelity money market mutual fund and are stated at market value.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method based on estimated useful lives as follows: computer equipment and software, three years; furniture and equipment, five to ten years; and leasehold improvements, the shorter of their useful lives or ten years. Renewals and betterments of a nature considered to materially extend the useful lives of the assets are capitalized.

Impairment of Assets

The Company reviews its invested and long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. When the carrying value of an asset is not expected to be recoverable over the remainder of its expected life, the asset is reduced to its net realizable value.

(Dollars in thousands)

B. Summary of Significant Accounting Policies, (cont.):

Deferred Dealers Concessions

Deferred dealers concessions of $4,667 are net of accumulated amortization of $9,422 as of December 31, 2006. These deferred charges represent sales commissions paid to financial intermediaries in connection with the sale of certain Fidelity mutual funds' shares. The charges are amortized using the straight-line basis method over one to five years.

Income Taxes

The Company is included in the consolidated federal and certain state income tax returns of FMR Corp. The Company is allocated by FMR Corp., a direct intercompany charge equivalent to the sum of applicable federal and state taxes on income due as if it were filing tax returns on an individual company basis.

The provision for deferred income taxes results from differences in the recognition of revenue and expense for tax and financial reporting purposes. At December 31, 2006, the Company's net deferred tax assets approximated $97,982 and are included in the net receivable from FMR Corp. The primary sources of temporary differences relate to depreciation, deferred compensation and pension expense.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" which is effective for the Company's fiscal year beginning on January 1, 2007. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition of a tax position taken or expected to be taken in a tax return. The Company does not expect that the adoption of this statement will have a material effect on the consolidated statement of financial condition.

C. Transactions with FMR Corp. and Affiliated Companies:

The Company receives its marketing and distribution services revenue, commissions, service fees and computer support services revenue principally from affiliated companies. In addition, the Company is charged for services provided by FMR Corp. and affiliated companies.

The Company participates in FMR Corp.'s noncontributory trusteed defined benefit pension plan covering all of its eligible employees.

The Company also participates in FMR Corp.'s defined contribution profit sharing plans covering substantially all employees. Annual contributions to the profit sharing plans are based on either stated percentages of eligible employee compensation or employee contributions.

The Company follows Statement of Financial Accounting Standards (SFAS) 123, "Accounting for Stock-Based Compensation", which establishes a fair value based method of accounting for stock-based compensation. In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123 (Revised 2004) "Share Based Payment" which was in effect for the Company's fiscal year beginning January 1, 2006. The adoption of this statement did not have a material effect on the consolidated statement of financial condition.

The Company participates in various FMR Corp. stock-based compensatory plans and is allocated a compensation charge that is amortized over the period in which it is earned. This charge is based on the change in the Net Asset Value of FMR Corp. stock, as defined.

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.
(A Wholly-Owned Subsidiary of FMR Corp.)
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION, continued
(Dollars in thousands)

C. Transactions with FMR Corp. and Affiliated Companies, (cont.):

All intercompany transactions with FMR Corp. and affiliated companies are charged or credited through an intercompany account with FMR Corp. and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. The Company generally receives credit for the collection of its receivables and is charged for the settlement of its liabilities through its intercompany account with FMR Corp. Under an agreement with FMR Corp., the Company may offset liabilities which will ultimately be settled by FMR Corp. on behalf of the Company against its receivable from FMR Corp. In accordance with the agreement, liabilities of approximately $68,780 have been offset against the receivable from FMR Corp.

D. Property and Equipment:

Property and equipment, at cost, consist of the following at December 31, 2006:

| | |
|---|---|
| Computer equipment | $ 579,100 |
| Software | 233,335 |
| Leasehold improvements | 2,432 |
| Furniture and equipment | 3,847 |
| | 818,714 |
| Less: Accumulated depreciation and amortization | (590,813) |
| | $ 227,901 |

E. Commitments and Contingencies:

Aggregate future minimum rentals of office space and equipment under operating leases with noncancelable terms in excess of one year at December 31, 2006 are as follows:

| Year | |
|---|---|
| 2007 | $ 12,084 |
| 2008 | 8,306 |
| 2009 | 7,450 |
| 2010 | 5,070 |
| 2011 | 704 |
| Thereafter | - |

The Company is subject to various regulatory agencies that perform ongoing audits and reviews incidental to the nature of its business.

F. Concentration of Credit Risk:

The Company is engaged in various mutual fund brokerage activities in which counterparties primarily include broker dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.
(A Wholly-Owned Subsidiary of FMR Corp.)
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION, continued
(Dollars in thousands)

G. Net Capital Requirement:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital (Rule 15c3-1). The Company has elected to utilize the alternate method permitted by the rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2006, the Company had net capital of $48,967 of which $48,717 was in excess of its required net capital of $250.



END